LOGO
                                                        BEAR, STEARNS & CO. INC.
                                                                 245 PARK AVENUE
                                                        NEW YORK, NEW YORK 10167
                                                                  (212) 272-2000

                                                                ATLANTA - BOSTON
                                                  CHICAGO - DALLAS - LOS ANGELES
                                                        NEW YORK - SAN FRANCISCO

                                                              GENEVA - HONG KONG
                                                          LONDON - PARIS - TOKYO

                                                                   July 20, 1998

Board of Directors
DePuy, Inc.
700 Orthopaedic Drive
Warsaw, IN 46581-0988

Attention:  James A. Lent
          Chairman and Chief Executive Officer

Members of the Board:

We understand that Roche Holdings Ltd ("Roche"), which through wholly-owned subsidiary, Corange Limited ("Corange"), owns approximately 84% of the outstanding shares of common stock of DePuy, Inc. ("DePuy"), has indicated an interest in selling its shares in DePuy to Johnson & Johnson ("J&J") at a purchase price per share of $35.00. We further understand that DePuy has received an offer from J&J to acquire all of the outstanding shares of the common stock of DePuy (the "Shares") at that purchase price. You have provided us with the Agreement and Plan of Merger in substantially final form (the "Merger Agreement") among DePuy, J&J and a wholly-owned subsidiary of J&J ("Subsidiary"). As more fully described in the Merger Agreement, Subsidiary (i) would promptly commence a tender offer to purchase all Shares for $35.00 per share in cash and (ii) as promptly thereafter as practicable, would merge with DePuy and each outstanding Share not previously tendered would be converted into the right to receive $35.00 per share in cash (collectively, the "Transaction").

You have asked us to render our opinion as to whether the consideration to be received by the "public shareholders" of DePuy (defined as shareholders of DePuy other than Roche and Corange) in the Transaction is fair, from a financial point of view, to the public shareholders of DePuy. Bear Stearns has not been retained as financial advisor to DePuy or Roche with respect to the Transaction, nor have we been authorized to conduct any solicitation of any third party offers for DePuy.

In the course of our analyses for rendering this opinion, we have:

          1.  reviewed the Merger Agreement;

          2. reviewed DePuy's Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended December 31, 1996 through 1997, and its Quarterly Report on Form 10-Q for the period ended March 31, 1998;

          3. reviewed certain operating and financial information, including projections, provided to us by management relating to DePuy's business and prospects;
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DePuy, Inc.
July 20, 1998
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          4.  discussed the operations, historical financial statements and future prospects of DePuy with certain members of DePuy's senior management;

          5. reviewed the historical prices and trading volume of the common shares of DePuy;

          6. reviewed publicly available financial data and stock market performance data of companies which we deemed generally comparable to DePuy;

          7. reviewed the terms of recent acquisitions of companies which we deemed generally comparable to DePuy;

          8. conducted such other studies, analyses, and inquiries as we deemed appropriate; and

          9. reviewed the Stockholder Agreement and the Guarantee Agreement (the "Stockholder Agreement") between J&J and the stockholders listed on the signature pages thereto (the "Stockholders") and have received the representations of Roche that there are no other agreements or understandings between Roche (and its affiliates) on the one hand and J&J (and its affiliates) on the other hand, other than the Stockholder Agreement and the Merger Agreement, with respect to the consideration to be received by the stockholders for their shares in DePuy.

In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us by DePuy. With respect to DePuy's projected financial results, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of DePuy as to its expected future performance. We have not assumed any responsibility for the information or projections provided to us and we have further relied upon the assurances of the management of DePuy that it is unaware of any facts that would make the information or projections provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of DePuy. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

Based on the foregoing, it is our opinion that the consideration to be received by the public shareholders of DePuy in the Transaction is fair, from a financial point of view, to the public shareholders of DePuy.

                                          Very truly yours,

                                          BEAR, STEARNS & CO. INC.

                                          By: Brian A. McCarthy
                                            ------------------------------------
                                            Senior Managing Director